UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001- 42579

LIANHE SOWELL INTERNATIONAL GROUP LTD

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

15th Floor, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F:

Form 20-F ☒       Form 40-F ☐

Cancellation of Extraordinary General Meeting of Shareholders

On March 22, 2026, the board of directors (the “Board”) of Lianhe Sowell International Group Ltd, a Cayman Islands company (the “Company”), approved the cancellation of the Company’s previously proposed extraordinary general meeting of shareholders scheduled to be held on March 25, 2026 (the “2026 EGM”), which was announced in a report on Form 6-K filed with the Securities and Exchange Commission on March 10, 2026. A notice to shareholders of the Company regarding the cancellation of the 2026 EGM is furnished herewith as Exhibit 99.1.

Departure of Director and Chairman; Appointment of New Chairman

On the same day, the Board also approved the removal of Mr. Dengyao Jia from his positions and responsibilities as a Director of the Company and the Chairman of the Board, effective immediately. In addition, Mr. Yue Zhu, Chief Executive Officer and a Director of the Company, was appointed by the Board to serve as Chairman of the Board, effective immediately.

Exhibits

Exhibit No.	Description
99.1	Notice of Cancellation of Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2026	LIANHE SOWELL INTERNATIONAL GROUP LTD

	By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer and Chairman of the Board of Directors

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